WONDERFUND TRUST
116 South Franklin Street
Rocky Mount, NC 27804
252-972-9922

January 10, 2023

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Wonderfund Trust (the “Trust”) File No. 333-255916 and 811-23664 Request for Withdrawal of Amendment

Ladies and Gentlemen,

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Trust hereby requests the withdrawal of the Post-Effective Amendment filed with respect to the Wonderfund ZEROFEE Systematic All Season Fund (S000072567).  The post-effective amendment was filed on Form N-1A on December 16, 2022 (EDGAR Accession Number: 0001860923-22-000004).

The withdrawal is being requested as the submission was inadvertently filed under the incorrect form type.  No securities were sold in connection with the offering.

If you have any questions concerning the foregoing, please contact the undersigned at 252-984-3807.

Yours truly,

/s/ Tracie A. Coop
Tracie A. Coop, Initial Trustee